

07008707

SECU... ...ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.M. KELLY & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3900 INGERSOLL AVENUE, SUITE 300
(No. and Street)

DES MOINES (City) IOWA (State) 50312 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DANIEL KELLY 515-221-1133
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JAN 08 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTH & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

666 WALNUT STREET, SUITE 1450 (Address) DES MOINES (City) IOWA (State) 50309 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 28 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID LORBIECKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.M. KELLY & COMPANY, as of SEPTEMBER 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

FINOP

Title

06-15-2010

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (O) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D.M. KELLY & COMPANY

Statements of Financial Condition
And Independent Auditors' Report
On Internal Control

September 30, 2007 and 2006

TABLE OF CONTENTS

ROTH & COMPANY, P.C.

Certified Public Accountants

Jay Anderson
Tim Breitbach
Jerry Carlson
Greg Clausen
Wayne Floerchinger
Les Heimsoth
Joseph Kristan
Doug Ross
Ross Smith

666 Walnut Street, Suite 1450
Des Moines, Iowa 50309-3918

(515) 244-0266
FAX (515) 288-8350

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
D.M. Kelly & Company
Des Moines, Iowa

We have audited the accompanying statements of financial condition of D.M. Kelly & Company as of September 30, 2007 and 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. The statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on the statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of D.M. Kelly & Company as of September 30, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.

Roth & Company, P.C.

Des Moines, Iowa
November 14, 2007

D.M. KELLY & COMPANY

STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2007 AND 2006

	2007	2006
ASSETS		
Cash and cash equivalents	$ 24,696	$ 150,957
Receivables:		
Clearing organization	2,485,350	2,325,454
Other	184,603	9,269
Securities owned:		
Marketable, at market value	3,550,164	3,289,728
Not readily marketable, at estimated fair value	-	335,813
Notes receivable	287,426	285,970
Other assets	213	134,665
Deferred income taxes	53,900	-
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization 2007 $248,121 and 2006 $194,910	1,232,141	157,420
Total	$ 7,818,493	$ 6,689,276
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accrued salaries and benefits	$ 196,662	$ 122,162
Other accrued liabilities	70,147	141,016
Current income taxes	35,018	70,872
Note payable-related party	1,084,358	-
Deferred income taxes	-	7,000
Total liabilities	1,386,185	341,050
STOCKHOLDERS' EQUITY		
Common stock-voting, no par value; 500,000 shares authorized, 1,000 shares issued and outstanding in 2007 and 2006	36,254	725,072
Common stock-nonvoting, no par value; 1,000,000 shares authorized, 19,400 shares issued and outstanding in 2007; none in 2006	782,858	-
Note receivable for the purchase of common stock	(94,040)	-
Retained earnings	5,707,236	5,623,154
Total stockholders' equity	6,432,308	6,348,226
Total	$ 7,818,493	$ 6,689,276

See notes to statements of financial condition.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

D.M. Kelly & Company (the Company) is an Iowa corporation conducting business as a broker/dealer in securities. The Company primarily serves individual and institutional customers in the Midwestern region of the United States.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The following is a summary of the Company's significant accounting policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Commission revenue and related expenses are recorded on the trade date basis. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Unrealized gains and losses are included in earnings of the reporting period.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Furniture and equipment are depreciated by the straight-line method over estimated useful lives of 5 to 10 years. Leasehold improvements are amortized by the straight-line method over 15 years.

Income Taxes

Income taxes are provided to recognize the amount of taxes payable for the current year and deferred tax assets or liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns.

2. SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at market values. These securities as of September 30, 2007 and 2006, are summarized as follows:

	2007	2006
Federal obligations	$198,476	$ -
State and municipal obligations	1,363,012	902,330
Corporate obligations	1,988,676	2,387,398
Total marketable securities	$3,550,164	$3,289,728

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, or (b) that cannot be publicly offered or sold unless registration has been affected under the Securities Act of 1933. These securities as of September 30, 2006 total $335,813 and consist of corporate stocks.

3. NOTES RECEIVABLE

Notes receivable as of September 30, 2007 and 2006, are summarized as follows:

	2007	2006
Forgivable notes-deferred compensation	$50,385	$43,000
Real estate mortgages, related parties	237,041	242,970
Total	$287,426	$285,970

The forgivable notes-deferred compensation were issued in connection with deferred compensation agreements executed with certain employees. If the employees are continuously employed, annual payments required by the loan agreements are forgiven on each due date. Expense incurred in connection with the forgivable notes is recognized ratably over the service periods. At September 30, 2007, maturity dates of the forgivable notes range from October 2007 to June 2011, and interest rates range from 3.06% to 5.2%. Aggregate annual maturities of the forgivable notes in the years ending September 30 are as follows: 2008, $38,385; 2009, $4,000; 2010, $4,000 and 2011, $4,000.

The real estate mortgages are due from related parties and mature in 2010 through 2012. At September 30, 2007, the notes bear interest at rates from 2.55% to 4.02%, with monthly principal and interest payments aggregating $1,099.

4. NOTE PAYABLE – RELATED PARTY

The Company has an unsecured note payable to a related party. Interest at 7.0% and principal are due December 31, 2007.

5. CAPITAL STOCK

In October 2006, the Company issued 19 shares of Common Nonvoting stock for each share of Common Voting stock outstanding. A total of 19,000 shares of Common Nonvoting were issued.

In July 2007, the Company entered into a stock purchase agreement and issued 400 shares of Common Nonvoting stock in exchange for a note receivable in the amount of $94,040. The note matures July 2017 and interest at 4.91% is due in July of each year.

Preferred stock previously outstanding was redeemed by the Company in the year ended September 30, 2006.

6. INCOME TAXES

Deferred income tax assets (liabilities) as of September 30, 2007 and 2006 consist of the following components:

	2007	2006
Unrealized gains on securities owned, held for investment	$(16,700)	$(70,900)
Deferred compensation	16,400	1,800
Charitable contribution carryforward	29,000	41,000
Profit sharing	38,000	-
Other	(12,800)	21,100
Total deferred income tax assets (liabilities)	$53,900	$(7,000)

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2007, the Company had net capital of $4,044,194, which was $3,794,194 in excess of its required net capital of $250,000. At September 30, 2007, the Company's percentage of aggregate indebtedness to net capital was 34%.

8. COMMITMENTS

The Company has entered into lease and license agreements covering computer hardware and software, and market data services. These agreements expire on various dates through the fiscal year ending September 2010. The various lease and license agreements contain provisions for renewals and clauses for early termination charges.

In 2007, the Company relocated its office facilities to a building 50% owned by a related party. Management of the Company is currently negotiating a long-term lease. The Company is currently incurring monthly rent expense of $12,807.

9. OFF-BALANCE- SHEET RISK

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer, First Clearing, LLC. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to those transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

10. PENSION AND PROFIT-SHARING PLANS

The Company has a qualified profit-sharing plan with a 401(k) deferred compensation provision covering all employees who have met certain eligibility requirements. The contribution rate under the pension plan is based on certain percentages of the employees' eligible compensation. The profit-sharing plan provides for contributions by the Company in such amounts as the board of directors may determine.

ROTH & COMPANY, P.C.

Certified Public Accountants

Jay Anderson
Tim Breitbach
Jerry Carlson
Greg Clausen
Wayne Floerchinger
Les Heimsoth
Joseph Kristan
Doug Ross
Ross Smith

666 Walnut Street, Suite 1450
Des Moines, Iowa 50309-3918

(515) 244-0266
FAX (515) 288-8350

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
D.M. Kelly & Company
Des Moines, Iowa

In planning and performing our audit of the financial statements and supplemental schedule of D.M. Kelly & Company (the Company), as of and for the year ended September 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Roth & Company, P.C.

Des Moines, Iowa
November 14, 2007

END